STOCK SYMBOL: AMMY

American Metal & Technology, Inc.

Investor Fact Sheet

August 2007



AMLF Factory in Lang Fang China

TRADING INFORMATION

	August 20, 2007
Stock Price	$0.04
Shares Outstanding	1,580
Market Cap	$63.2

FINANCIAL HIGHLIGHTS

Fiscal Year Ends:	31—Dec
Most Recent Quarter:	06/30/07
Gross Profit Margin	32.1%
Net Profit Margin	19.6%
Return on Assets ('06)	23.3%
Return on Equity ('06)	28.3%
Balance Sheet as of 06/30/07	
Retained Earnings	$3.49
Total Stockholders' Equity	$6.61
Debt / Equity Ratio	19.2%
Current Ratio	3.58
Price / Book	11.34

*** All numbers in millions, except stock price.**

**** Net Profit Margin does not account for Foreign currency exchange gain**

Contact Information:

American Metal & Technology, Inc.
633 W. 5th Street, 26th Floor
Los Angeles, CA 90071
Phone: (213) 223-2339
Fax: (213) 226-4315
E-mail: ir@ammyusa.com

BUSINESS DESCRIPTION

American Metal & Technology, Inc. ("AMTI" or the "Company") engages in the development, manufacture and sales of high precision metal casting / metal fabrication products and microprocessor controlled electronic circuit boards through its two subsidiaries in China. The Company has achieved an average annual revenue growth rate of 41% since 2002, and has realized $7.9 million in revenues and $1.7 million in net comprehensive income for fiscal year ended Dec 31, 2006. For the six months ended June 30, 2007, the Company has realized $4.5 million in revenues and $1.07 million in net comprehensive income.

Precision Metal Casting / Fabrication

AMTI, via its subsidiary, Beijing Tong Yuan Heng Feng Technology Co., Ltd. ("BJTY"), specializes in the manufacturing and sales of precision investment casting and metal fabrication products in the People's Republic of China ("China"). BJTY was founded in 2001 and currently owns and operates high precision equipment with a maximum annual production capacity of 720 tons. In 2005, the Company purchased land use rights of 326,053 square feet in Hebei, China and built a new facility through its wholly owned subsidiary, American Metal Technology (Lang Fang) Co., Ltd. ("AMLF"). The facility occupies a total space of 53,303 square feet. AMLF expands the production capacity of BJTY. The current annual production capacity is estimated to be 1,920 tons. The Company has achieved a monthly output capacity of 1,000,000 parts.

Microprocessor Controlled Electronic Circuit Board

In 2006, AMTI expanded its business to the high profit margin industry of design and manufacturing of electronic circuit board segment for home appliances and motion controllers. In the first year of operation, the Company primarily focused in the design of microprocessor controlled circuit boards for washing machines . Recently, the Company has been working closely with name brand home appliances and washing machine manufacturers in China, such as Little Duck, Little Swan and Midea.



American Metal & Technology, Inc. ("AMTI") A Delaware Corporation
100%
American Metal Technology Group ("AMTG") A Nevada Corporation
95%
100%
Beijing Tong Yuan Heng Feng Technology Co., Ltd. ("BJTY") A Chinese Limited Company
American Metal Technology (Lang Fang) Co., Ltd. ("AMLF") A Chinese Foreign Owned Company

FULL RANGE OF CAPABILITIES

High Precision Investment Casting

Many of today's metal parts and components are complex shapes and need to be built to strict specifications and dimension tolerances. High precision investment casting enables these products to be produced efficiently and to the exact requirements of the design.



High Technology
Precision investment casting is different from basic investment casting in terms of the finished product specifications. Precision parts are produced near net shape with impeccable surface finish. Patterns can be fabricated directly from the design engineer's computer-aided-design (CAD) solid model. Complex patterns can be fabricated quickly and efficiently. Investment casting makes fabrication of complex parts and components more efficient and cost effective than other manufacturing methods.


LGMazak

Our process reduces lead time and cost while increasing quality and precision of finished products. There are several advantages to using precision investment casting over machining and fabrication. For components that require close tolerances and intricate shapes, our investment casting process can produce a finished product with tight dimension tolerances much easier than other methods can produce.

We offer a full line of services including:

- Design
- Fabrication
- Production Machining:
  - *drilling, tapping*
  - *milling, boring*
  - *turning, chamfering*
  - *reaming*
- Full Computer Numerical Control (CNC) production milling / turning

***Markets Served**:*

- *Manufacturing Industry*
- *Food & Beverage Industry*
- *Petrochemical Industry*
- *Building and Construction industries*
- *Automotive and Aerospace*
- *Marine Industry*



OUR FACILITIES

State of the Art Equipment and High Precision Technology

- 40 LGMazak CNC lathes
- 2 machining centers with 4 axis
- CNC milling machine, laser sculptor
- In-center grinding with 2D Video Measurement
- Ultrasonic cleaning line and other high technology functions

We are able to manufacture parts between 0.003 - 35 kg in weight, +/- 1° of normal angle tolerance up to +/-0.5° of special angle tolerance and Ra1.6 - Ra 3.2° in surface roughness.


ISO14001
CERTIFICATE
ISO14001:1996


AMERICAN METAL TECHNOLOGY
(LANGFANG) CO.,LTD.
ISO9001: 2000
CERTIFICATION SCOPE:
IAF
CCIC CONFORMITY ASSESSMENT SERVICES CO.,LTD.





Website: WWW.AMMYUSA.COM

MARKET OPPORTUNITY



AMTI's primary marketplace consists of two major markets, the **Metal Casting Market** and the **Electronic Circuit Board Market** in specialized Semiconductor industry.

Metal Casting Market:

Everyday tasks such as dialing the telephone, turning on a light, starting an automobile, or using a computer would not be possible without metal casting components. Telephone equipment parts, the steel plate in light switches, automobile starters and many other automobile parts, metal hinges on desktop computers, or door handles, knots and taps, dispensers and regulators etc., are all made by using the investment casting process.



The metal casting industry has been integral to the U.S. economic growth and has helped the U.S. to become the world benchmark in fields such as manufacturing, science, medicine, and aerospace. The U.S. metal casting industry shipped a total of 11.9 million tons of castings valued at $16.2 billion in 2002. Casting shipments have increased approximately 5% to 14.2 million tons comparing to 2003. Sales of metal castings, which dropped to $27.2 billion in 2001, rose to $32.8 billion in 2004 and are projected at $39.6 billion in 2007.

China's Growing Dominance in the Overall Metal Casting Industry


(Millions of Tons)
21
18
15
12
9
6
3
0
China
U.S.
Japan
Germany
1997 1998 1999 2000 2001 2002 2003 2004
(Millions of Tons)
4.6
4.0
3.5
3.0
2.5
2.0
1.5
1.0
India
France
Italy
Korea
Brazil
Mexico
1997 1998 1999 2000 2001 2002 2003 2004

Pictured are the casting tonnage trends for each of the "Top 10" casting-producing nations over the last six years.

Source: 39th Census of World Casting Production – 2004

Electronic Circuit Board Market

The chip industry enjoyed a banner year in 2000 (more than $200 billion in sales worldwide), but then the bottom dropped out in 2001 and under performed through much of 2003. Numbers increased in 2003 (industry revenue was about $180 billion), again in 2004 (about $220 billion), and up slightly in 2005 (almost $230 billion). AMTG's Electronic Circuit Board division focuses on servicing the home appliances controller and motion controller industry. Our customers are mainly washing machine manufacturers in China. According to China Household Electrical Appliances Association (CHEAA), China's washing machine market capacity was estimated at 18 million units in 2006, an estimated $315 million market.

Our engineering expertise has allowed us to develop circuit board and motion controller solutions for some of China's biggest brand name appliance manufacturers. Followings are some of designs:


XQG50-6079
XQG50-70712
XQG50-8048
XQG50-8038
XQG55- LSN1208E
XQG50-8189F
XQG50-82811C



STOCK SYMBOL: AMMY

COMPETITIVE ADVANTAGE

Superior Production Capabilities

The Company's production facilities use ferrous and non-ferrous material such as stainless steels, carbon alloy steels, monel alloys and other various alloys. All of AMTI's manufacturing facilities are certified with ISO9001 and ISO14001 standards. The Company's vertically integrated manufacturing facilities can design and produce high-end value-added complex metal components. These high-end products produce higher profit margins, as it has demonstrated during its rapid profit growth.

Electronic Circuit Board Development

In 2006, the Company expanded its business to the high profit margin industry of design and manufacturing of electronic circuit boards for home appliances and motion controllers. The Company has been working closely with manufacturers in China such as Little Duck, Little Swan, and others.

Financial Position

In 2006, as a private company, BJTY and AMLF are already outpacing the precision investment casting industry in China. Greater financial access as a public company will allow American Metal & Technology to expand its production capacity and marketing efforts. Also, the increased financial strength will give the Company a better opportunity to grow via strategic acquisitions as the market consolidates.

VALUE PROPOSITION

High Quality Growth: AMTI is outpacing the global investment casting industry and has remained profitable since 2002 while growing its revenues at an average annual rate of 41%.

Innovative Management: AMTI management has over 50 years experience in investment casting and metal fabrication. The team has implemented cutting edge technology with world-class quality control. Becoming a public company is part of the team's vision to emerge as a market leader in precision investment casting and fabricated metal parts.

Opportunities for Consolidation: In the overall metal casting industry, China is the #1 global producer in terms of volume. However, in its fragmented high-growth state, China's metal casting industry ranks last in production per metal casting site. AMTI's strategy is to use its public financial backing to actively acquire complimentary enterprises as the industry consolidates .

FINANCIAL SUMMARY

Annual Sales & Operating Results

	2006	2005	2004
Net Revenue	$7,945,871	$5,479,528	$4,079,447
Gross Profit	2,130,858	1,610,842	955,132
Operating Income	1,648,606	1,405,466	861,785
Comprehensive Income*	1,729,379	1,542,995	863,379

*Comprehensive Income includes Net Income and Gains from Foreign Currency Exchange.

This Investment Profile is distributed by American Metal & Technology, Inc. Investor Relations. Contact info: 213-223-2339.